February 11, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Windsor Funds; File No. 2-14336

Dear Mr. Sandoe,

The following responds to your comments of February 9, 2010, on the post-effective amendments of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 112 that was filed on December 21, 2009, pursuant to Rule 485(a), and Post-Effective Amendment No. 113 that was filed on January 13, 2010, pursuant to Rule 485(a).

Comment 1:    All Funds in the Registrant – Average Annual Total Return Table

Comment:         Delete the footnote to the table that defines, and provides returns for, the “since-inception” period.

Response:         We will modify the table to include this disclosure in a column within the table rather than in a footnote.

Comment 2:    All Funds in Registrant – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.  Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

                        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s, 401(k) rollovers).  Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 3:    SAI

Comment:         Please include each fund’s ticker symbol on the front page of the SAI.

Response:         We will update the front page of the SAI to include the ticker symbols.

Comment 4:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Tara R. Buckley

Associate Counsel